SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31341; File No. 813-366]

BlackRock, Inc., et al.; Notice of Application

November 20, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment
Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act,
and the rules and regulations thereunder, except sections 9, 17, 30, 36 through 53 and the
rules and regulations under those sections. With respect to sections 17(a), (d), (e), (f), (g)
and (j) and 30(a), (b), (e) and (h) of the Act, and the rules and regulations thereunder, and
rule 38a-1 under the Act, applicants request a limited exemption as set forth in the
application.

Summary of Application: Applicants request an order to exempt certain investment
vehicles formed for the benefit of eligible employees of BlackRock, Inc. and its affiliates
("Partnerships") from certain provisions of the Act. Each Partnership will be an
"employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: BlackRock, Inc. ("BlackRock"), BlackRock Energy Opportunity (Employees)
Fund, L.P. (the "Energy Fund"), Vesey Street Employee Fund IV, L.P. (the "Vesey Street
Fund"), BlackRock Energy Opportunity Fund GP, LLC (the "Energy Fund GP"),
BlackRock DivPEP IV, LLC (the "Vesey Street Fund GP"), BlackRock Capital
Management, Inc. ("BCM"), and BlackRock Investment Management, LLC ("BIM").

Filing Dates: The application was filed on April 23, 2007, and amended on June 29, 2010,
January 15, 2013, May 17, 2013, October 17, 2013, April 3, 2014, and November 19, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 15, 2014, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 40 East 52nd Street, New York, NY 10022.

Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company's name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

1.   BlackRock, a Delaware corporation, and its affiliates provide investment management, risk management and advisory services to institutional and retail clients around the world.

2.   The Partnerships have been or will be established primarily for the benefit of key employees of BlackRock or of any affiliate within the meaning of rule 12b-2 under the Securities Exchange Act of 1934 (the "1934 Act") of BlackRock (all such affiliates are subsidiaries of BlackRock, and together with BlackRock are referred to collectively as the "BlackRock Group" and individually as a "BlackRock Group entity") as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the BlackRock Group's recruitment of high caliber professionals. Each of the Partnerships will be structured as a limited liability company, limited partnership, corporation, business trust or other entity organized under the laws of the state of Delaware or another U.S. or non-U.S. jurisdiction or any other "issuer" (as defined in section 2(a)(22) of the Act). Each Partnership will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act and will operate as a diversified or non-diversified closed-end management investment company.

3.   The Energy Fund was formed on April 9, 2007 as a Delaware limited partnership. The Energy Fund GP acts as General Partner (as defined below) to the Energy Fund. The Energy Fund invests concurrently with BlackRock Energy Opportunity Master Fund, L.P., a BlackRock Third Party Fund (as defined below), which seeks to achieve long term capital appreciation through various types of non-control investments in companies primarily engaged in the energy and natural resource

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industries. The Energy Fund is no longer accepting additional investors. BCM, an indirect wholly-owned subsidiary of BlackRock, serves as Investment Adviser (as defined below) for the Energy Fund and provides portfolio management, research and administrative services for the Energy Fund. The Vesey Street Fund was formed on November 3, 2008 as a Delaware limited partnership. The Vesey Street Fund GP acts as General Partner to the Vesey Street Fund. The Vesey Street Fund invests concurrently with Vesey Street Fund IV, L.P., a BlackRock Third Party Fund, and other associated BlackRock Group entities to give investors globally diversified exposure to the private equity asset class. The Vesey Street Fund is no longer accepting additional investors. BIM, an indirect, wholly-owned subsidiary of BlackRock, serves as Investment Adviser of the Vesey Street Fund and provides portfolio management, research and administrative services for the Vesey Street Fund.

4. The BlackRock Group will control the Partnerships within the meaning of section 2(a)(9) of the Act. The General Partner of each Partnership is or will be a BlackRock Group entity.[1] Each BlackRock Group entity acting as an investment adviser to a Partnership, including, if applicable, the General Partner (each, an "Investment Adviser") will be registered as an investment adviser under the Investment Advisers Act of 1940, if required under applicable law. The General Partner will manage, operate and control each of the Partnerships and will be authorized to delegate investment management responsibility with respect to the acquisition, management and disposition of the investments of a Partnership ("Portfolio Investments") only to a BlackRock Group entity or to a committee of BlackRock Group employees ("Investment Committee").

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[1] The term "General Partner" refers to any BlackRock Group entity that acts as the general partner, manager or the equivalent of a Partnership.

5.   All partners or members of, or other investors in ("Partners"), the

Partnerships other than the applicable general partner (the "Limited Partners") will be

informed that (i) interests in the Partnerships will be sold in transactions exempt under

section 4(2) of the Securities Act of 1933 (the "1933 Act"), or Regulation D under the 1933

Act and thus offered without registration under, and without the protections afforded by the

1933 Act, and (ii) the Partnerships will be exempt from most provisions of the Act and

from the protections afforded thereby. With the exception of Plan Interest Holders (as

defined below), Limited Partner interests, membership interests or similar ownership

interests in Partnerships ("Interests") will be sold only (i) to Eligible Employees (as defined

below), (ii) at the request of Eligible Employees and in the discretion of the General

Partner, to Qualified Participants (as defined below) of such Eligible Employees and (iii) to

BlackRock Group entities. Prior to offering Interests to an Eligible Employee or Qualified

Participant, the General Partner must reasonably believe that each Eligible Employee who

participates, or requests that a related Qualified Participant be permitted to participate, in a

Partnership will be a sophisticated investor capable of understanding and evaluating the

risks of participating in the Partnership without the benefit of regulatory safeguards. In the

case of a Consultant (as defined below) that is an entity, the General Partner will make this

determination with respect to the persons who make the investment decision on behalf of

the Consultant. Participation in a Partnership will be voluntary on the part of Eligible

Employees and Qualified Participants.

6.   An "Eligible Employee" is either (a) an individual who (i) is a current or former employee, officer or director[2] or current Consultant of any member of the BlackRock Group and (ii) except for a limited number of Sophisticated Employees[3] (as defined below) and certain individuals who meet the definition of "knowledgeable employee" in rule 3c-5(a)(4) under the Act as if the Partnerships were "Covered Companies" within the meaning of the rule ("Managing Employees"), meets the standards of an "accredited investor" under rule 501(a) of Regulation D or (b) an entity that (i) is a current Consultant of the BlackRock Group and (ii) meets the standards of an "accredited investor" under rule 501(a) of Regulation D.

7.   In the discretion of the General Partner and at the request of an Eligible Employee, Interests may be assigned by such Eligible Employee, or sold directly by the Partnership, to a Qualified Participant of an Eligible Employee. In order to qualify as a "Qualified Participant," an individual or entity must (i) be an Eligible Family Member or Qualified Investment Vehicle (in each case as defined below) and (ii) if purchasing an Interest from a Partnership, come within one of the categories of an "accredited investor" under rule 501(a) of Regulation D. An "Eligible Family Member" is a spouse, parent,

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[2]   In order for a current or former officer or director of any member of the BlackRock Group to be an "Eligible Employee," such current or former officer or director must be an employee or former employee of a BlackRock Group entity.

[3]   A "Sophisticated Employee" is an employee that (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership. In addition, a Sophisticated Employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested. With respect to any Partnership, up to 35 employees may be permitted to invest in the Partnership if, at the time of the employee's investment in the Partnership, he or she is a Managing Employee or a Sophisticated Employee; provided, however, that if a Managing Employees meets the standards of an "accredited investor" under rule 501(a) of Regulation D, such Managing Employee will not be counted toward this 35 employee limit.

child, spouse of a child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships. A "Qualified Investment Vehicle" is (i) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (ii) a partnership, corporation or other entity controlled by an Eligible Employee, or (iii) a trust or other entity established solely for the benefit of an Eligible Employee and/or one or more Eligible Family Members of an Eligible Employee.

8. Certain employees of the BlackRock Group who do not qualify as Eligible Employees may receive Interests as part of an employee benefit plan without payment in order to reward and retain these employees ("Plan Interest Holders"). The Partnerships will not register Interests awarded to Plan Interest Holders under the 1933 Act in reliance on an opinion of counsel that the awards of Interests are not sales within the meaning of section 2(a)(3) of the 1933 Act. No relief from the provisions of the 1933 Act is requested by the BlackRock Group with respect to the award of Interests to Plan Interest Holders. Plan Interest Holders will not be required to meet the sophistication and salary requirements to which Eligible Employees are subject.

9. It is anticipated that, at the discretion of the General Partner, consultants or business or legal advisors of the BlackRock Group ("Consultants") may be offered the opportunity to participate in the Partnerships, either directly or through a Qualified Participant of such consultant or advisor. In order to participate in the Partnerships, Consultants must be currently engaged by the BlackRock Group and will be required to be sophisticated investors who qualify as "accredited investors" under rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Partnership through a partnership,

corporation or other entity that is controlled by the Consultant, the individual participants in

such partnership, corporation or other entity will be limited to senior level employees,

members or partners of the Consultant who are responsible for the activities of the

Consultant or the activities of the Consultant in relation to the BlackRock Group and will

be required to qualify as "accredited investors" under rule 501(a) of Regulation D.

10.   Once a Consultant's engagement with the BlackRock Group is terminated,

or once an Eligible Family Member of an Eligible Employee ceases to be an Eligible

Family Member, as of the date of such termination or cessation, such Consultant and its

Qualified Participants, if any, or such Eligible Family Member, will not be permitted to

contribute any additional capital to a Partnership and the existing Interests of such

Consultant and its Qualified Participants, if any, or such Eligible Family Member, will (i)

to the extent the governing documents of a Partnership provide for periodic redemptions

in the ordinary course, be redeemed as of the next regularly scheduled redemption date

and (ii) to the extent the governing documents of a Partnership do not provide for such

periodic redemptions (*e.g.*, as a result of the vehicle primarily investing in illiquid

investments), be retained.

11.   If the General Partner elects to recommend that a Partnership enter

into any side-by-side investment with an unaffiliated entity, the General Partner will be

permitted to engage as a sub-investment adviser the unaffiliated entity (an "Unaffiliated

Subadviser"), which will be responsible for the management of such side-by-side

investment. If an Unaffiliated Subadviser is entitled to receive a carried interest, it may

also act as an additional General Partner of a Partnership solely in order to address certain

tax issues relating to such carried interest. In all such instances, however, a BlackRock

Group entity will also be a General Partner of the Partnership and will have exclusive responsibility for making the determinations required to be made by the General Partner. No Unaffiliated Subadviser will beneficially own any outstanding securities of any Partnership.

12.　　　The terms of a Partnership will be fully disclosed to each Eligible Employee or Qualified Participant (or person making the investment decision on behalf of the Qualified Participant) at the time the Eligible Employee or Qualified Participant is invited to participate in the Partnership, or to a Plan Interest Holder at the time he or she receives an Interest. Each Eligible Employee, Qualified Participant (or person making the investment decision on behalf of the Qualified Participant) or Plan Interest Holder will be furnished with a copy of the partnership agreement or other organizational document ("Partnership Agreement"). The Partnership Agreement will set forth whether a Limited Partner's Interests are subject to forfeiture upon termination of the relationship of the Limited Partner (or relevant Eligible Employee) to the BlackRock Group or the employment of the Limited Partner (or relevant Eligible Employee) by a competitor to the BlackRock Group or otherwise and, if such forfeiture provisions exist, the terms of the repurchase or cancellation of the Limited Partner's Interests. Upon any repurchase, cancellation or forfeiture of a former Limited Partner's Interest, the Limited Partner will at a minimum be paid the lesser of (i) the amount actually paid by or (subject to any vesting requirements) on behalf of the Limited Partner to acquire the Interest (plus interest, as reasonably determined by the General Partner) less any amounts paid to the Limited Partner as distributions, and (ii) the fair value, determined at the time of repurchase in good faith by the General Partner, of such Interest.

13.   Each Partnership will send its Partners annual financial statements

within 120 days after the end of the fiscal year of the Partnership or as soon as practicable

thereafter or, in the case of a Partnership that is a fund of funds,[4] within 180 days after the

end of the fiscal year of the Partnership. The financial statements of each Partnership will

be audited by independent certified public accountants,[5] except in the case of Partnerships

formed to make a single Portfolio Investment.[6] In addition, to enable Limited Partners to

determine the U.S. federal income tax consequences of their investments, as soon as

practicable after end of each tax year of a Partnership, a report will be transmitted to each

Partner showing such Partner's share of income, gains, losses, credits, deductions, and

other tax items for U.S. federal income tax purposes, resulting from the Partnership's

operations during that year.

14.   Interests in the Partnerships will be non-transferable except with the

prior written consent of the General Partner, and, in any event, no person or entity will be

admitted into a Partnership as a Partner or allowed to continue to hold an Interest unless

such person is (i) an Eligible Employee, (ii) a Plan Interest Holder, (iii) a Qualified

Participant of an Eligible Employee or (iv) a BlackRock Group entity. The Interests in the

Partnerships will be sold without a sales load.

15.   It is possible that an investment program may be structured in which a

Partnership will co-invest in a portfolio company (or a pooled investment vehicle) with

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[4]   A fund of funds is a pooled investment vehicle that invests 10 percent or more of its total assets in other pooled investment vehicles that are not, and are not advised by, a related person (as defined in Form ADV) of the pool, its general partner, or its adviser.

[5]   For purposes of this requirement, "audit" shall have the meaning defined in rule 1-02(d) of Regulation S-X.

[6]   In such cases, audited financial statements will be prepared for either the Partnership or the entity that is the subject of the Portfolio Investment.

the BlackRock Group or with an investment fund or separate account,[7] organized

primarily for the benefit of investors that are not affiliated with the BlackRock Group

("Third Party Investors") and over which a BlackRock Group entity exercises investment

discretion or which is sponsored by a BlackRock Group entity (a "BlackRock Third Party

Fund"). Co-investments with a BlackRock Third Party Fund or with a BlackRock Group

entity in a transaction in which the BlackRock Group's investment was made pursuant to

a contractual obligation to a BlackRock Third Party Fund will not be subject to condition

3 below. All other side-by-side investments held by BlackRock Group entities will be

subject to the restrictions contained in condition 3.

      16.   Subject to the terms of the applicable Partnership Agreement and the

application, a Partnership will be permitted to enter into transactions involving (i) a

BlackRock Group entity, (ii) a portfolio company, (iii) any Partner or person or entity

affiliated with a Partner, (iv) a BlackRock Third Party Fund, or (v) any Third Party

Investor. With regard to any such transactions that are Section 17 Transactions (as defined

below), the General Partner must make the findings and comply with the recordkeeping

requirements of condition 1.

      17.   Applicants state that a Partnership's investments may be made on a

side-by-side basis with BlackRock Group entities or indirectly through pooled investment

vehicles (including private funds relying on sections 3(c)(1) and 3(c)(7) of the Act and

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[7]   A separate account refers to an account of an affiliated insurance company, trust company or similar entity where under applicable state or other law such separate account provides special rights or other special treatment for separate account holders that are distinguishable from the rights of the entity's general account.

funds relying on section 3(c)(5) of the Act)[8] and/or registered investment companies sponsored by the BlackRock Group or by third parties. One Partnership may invest in another Partnership in a "master-feeder" or similar structure. A Partnership will not acquire any security issued by a registered investment company if, immediately after the acquisition, such Partnership will own more than 3% of the outstanding voting stock of the registered investment company.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act if and to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section

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[8]   Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern a Partnership's eligibility to invest in a Portfolio Investment relying on section 3(c)(1) or 3(c)(7) of the Act or the Portfolio Investment's status under the Act.

6(e) of the Act provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the Act exempting the Partnerships from all provisions of the Act, and the rules and regulations thereunder, except sections 9, 17, 30, 36 through 53 and the rules and regulations under those sections. With respect to sections 17(a), (d), (e), (f), (g) and (j) and 30(a), (b), (e) and (h) of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

       3.   Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company. Applicants request an exemption from section 17(a) to the extent necessary to permit a BlackRock Group entity or a BlackRock Third Party Fund (or any affiliated person of such entity or BlackRock Third Party Fund), or any affiliated person of a Partnership (or affiliated persons of such persons), acting as principal, to engage in any transaction directly or indirectly with any Partnership or any company controlled by such Partnership. Applicants state that the relief is requested to permit each Partnership the flexibility to deal with its Portfolio Investments in the manner the General Partner deems most advantageous to all Limited Partners in the Partnership, including borrowing funds from a BlackRock Group entity, restructuring its Portfolio Investments, having its Portfolio Investments redeemed, tendering such Partnership's securities or negotiating

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options or implementing exit strategies with respect to its Portfolio Investments. Applicants state the requested exemption is sought to ensure that a BlackRock Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership's participation in an investment opportunity.

4.   Applicants submit that an exemption from section 17(a) is consistent with the policy of each Partnership and the protection of investors and is necessary to promote the basic purpose of such Partnership. Applicants state that the Limited Partners in each Partnership will be fully informed of the possible extent of Partnership's dealings with the BlackRock Group and of the potential conflicts of interest that may exist. As professionals employed in the investment management and securities businesses, the Limited Partners will be able to understand and evaluate the attendant risks. Applicants assert that the community of interest among the Limited Partners in each Partnership and the BlackRock Group is the best insurance against any risk of abuse. Applicants acknowledge that the requested relief will not extend to any transactions between a Partnership and an Unaffiliated Subadviser or an affiliated person of the Unaffiliated Subadviser, or between a Partnership and any person who is not an employee, officer or director of the BlackRock Group or is an entity outside of the BlackRock Group and is an affiliated person of the Partnership as defined in section 2(a)(3)(E) of the Act ("Advisory Person") or any affiliated person of such person. In addition, applicants on behalf of the Partnerships represent that any transactions otherwise subject to section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the Commission.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. Applicants request relief to permit affiliated persons of each Partnership or affiliated persons of such persons to participate in, or effect any transaction in connection with, any joint enterprise or joint arrangement or profit-sharing plan in which such Partnership or a company controlled by the Partnership is a participant. Applicants acknowledge that the requested relief will not extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person or an affiliated person of either has an interest.

6.   Applicants assert that compliance with section 17(d) would cause a Partnership to forego investment opportunities simply because a Limited Partner or any other affiliated person of such Partnership (or any affiliated person of such a person) also had, or contemplated making, a similar investment. Applicants further assert that attractive investment opportunities of the types considered by a Partnership often require each participant in the transaction to make funds available in an amount that may be substantially greater than those the Partnership would be able to provide on its own. Applicants contend that, as a result, the only way in which a Partnership may be able to participate in such opportunities may be to co-invest with other persons, including its affiliates. Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.

7.   Co-investments with a BlackRock Third Party Fund, or with a BlackRock Group entity in a transaction in which the BlackRock Group's investment was made pursuant to a contractual obligation to a BlackRock Third Party Fund, will not be subject to condition 3 below. All other side-by-side investments held by BlackRock Group entities will be subject to condition 3. Applicants assert that in structuring a BlackRock Third Party Fund, it is common for the unaffiliated investors of such fund to require that the BlackRock Group invests its own capital in BlackRock Third Party Funds' investments, and that such BlackRock Group investments be subject to similar terms as those applicable to the BlackRock Third Party Fund's investments. Applicants state that it is important that the interests of the BlackRock Third Party Fund take priority over the interests of the Partnerships, and that the activities of the BlackRock Third Party Fund not be burdened or otherwise affected by activities of the Partnerships.

8.   Section 17(e) of the Act and rule 17e-1 under the Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. Applicants request an exemption from section 17(e) to permit a BlackRock Group entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, brokerage fees, or other compensation from a Partnership in connection with the purchase or sale by the Partnership of securities, provided that the fees or other compensation are deemed "usual and customary." Applicants state that for purposes of the application, fees or other compensation that are charged or received by a BlackRock Group entity will be deemed "usual and customary" only if (a) the Partnership is purchasing or selling securities alongside other unaffiliated third parties, including BlackRock Third Party Funds or Third Party Investors, (b) the fees

or compensation being charged to the Partnership are also being charged to the unaffiliated third parties, BlackRock Third Party Funds or Third Party Investors, and (c) the amount of securities being purchased or sold by the Partnership does not exceed 50% of the total amount of securities being purchased or sold by the Partnership and the unaffiliated third parties, BlackRock Third Party Funds or Third Party Investors. Applicants assert that, because the BlackRock Group does not wish to appear to be favoring the Partnerships, compliance with section 17(e) would prevent a Partnership from participating in transactions where the Partnership is being charged lower fees than unaffiliated third parties. Applicants assert that the fees or other compensation paid by a Partnership to a BlackRock Group entity will be the same as those negotiated at arm's length with unaffiliated third parties.

9.   Rule 17e-1(b) under the Act requires that a majority of directors who are not "interested persons" (as defined in section 2(a)(19) of the Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the Act requires each investment company relying on the rule to satisfy the fund governance standards defined in rule 0-1(a)(7) under the Act. Applicants request an exemption from rule 17e-1 to the extent necessary to permit each Partnership to comply with the rule without having a majority of the directors of the Partnership who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule, and without having to satisfy the standards set forth in paragraph (c) of the rule. Applicants state that because all the directors of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with rule 17e-1. Applicants state that each Partnership will comply with rule 17e-1 by having a majority of the directors of the

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Partnership or the General Partner take actions and make approvals as set forth in the rule. Applicants state that each Partnership will otherwise comply with rule 17e-1.

10.   Section 17(f) of the Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules. Rule 17f-1 under the Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange. Applicants request relief from section 17(f) and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of rule 17f-1 under the Act to permit a BlackRock Group entity to act as custodian for a Partnership's assets without a written contract and to permit ratification of that arrangement by members of the governing body of the General Partner or Investment Adviser, if applicable, of the Partnership in lieu of ratification by the governing body of the Partnership. In addition, an exemption is requested from the terms of rule 17f-1(b)(4) that an independent accountant periodically verify the Partnership's assets held by the custodian, and from the terms of rule 17f-1(c) that requires the Partnership to transmit to the Commission a copy of any contract pursuant to rule 17f-1. Applicants state that, because of the community of interest between the Partnerships and the BlackRock Group, applicants do not believe these requirements are warranted. Applicants will comply with rule 17f-1(d) provided that ratification by the General Partner or Investment Adviser, if applicable, of a Partnership will be deemed to be ratification by a majority of the

governing body of the Partnership. Except as set forth above, each Partnership will otherwise comply with all the provisions of rule 17f-1.

11.   Rule 17f-2 under the Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. Applicants request an exemption from section 17(f) and rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2: (a) a Partnership's investments may be kept in the locked files of the General Partner or the Investment Adviser for purposes of paragraph (b) of the rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the BlackRock Group will be deemed to be employees of the Partnerships, (ii) officers or managers of the General Partner of a Partnership will be deemed to be officers of the Partnership, and (iii) the General Partner or its board of directors will be deemed to be the board of directors of the Partnership; and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the General Partner who are also employees of the BlackRock Group responsible for the administrative, legal and/or compliance functions for funds managed or sponsored by the BlackRock Group and who have specific knowledge of custody requirements, policies and procedures of the Partnerships. With respect to certain Partnerships, applicants expect that many of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicants assert that, for such a Partnership, these instruments are most suitably kept in the files of the General Partner or its Investment Adviser, where they can be referred to as necessary. Applicants will comply with all other provisions of rule 17f-2.

12.   Section 17(g) of the Act and rule 17(g)-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of the directors who are not "interested persons" of a registered investment company take certain actions and give certain approvals relating to the fidelity bonding. Rule 17g-1(g) sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company's board of directors. Rule 17g-1(h) provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Rule 17g-1(j) exempts a joint insured bond provided and maintained by an investment company and one or more parties from section 17(d) of the Act and the rules thereunder. Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in rule 0-1(a)(7). Because all the directors of the General Partner or other governing body of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with rule 17g-1. Applicants request an exemption from rule 17g-1 to the extent necessary to permit each Partnership to comply with rule 17g-1 by having the General Partner of the Partnership take such actions and make such approvals as are set forth in rule 17g-1. Applicants also request an exemption from the requirements of rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and from the requirements of rule 17g-1(j)(3). The General Partner of the Partnership will maintain the materials otherwise required to be filed with the Commission by rule 17g-1(g) and all

such material will be subject to examination by the Commission and its staff. The

General Partner of the Partnership will designate a person to maintain the records

otherwise required to be filed with the Commission under rule 17g-1(g). Applicants state

that the fidelity bond of the Partnerships will cover all employees of the BlackRock

Group who have access to the securities or funds of the Partnerships. Each Partnership

will comply with all other requirements of rule 17g-1.

13.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make

it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in

connection with the purchase or sale of a security held or to be acquired by a registered

investment company. Rule 17j-1 also requires that every registered investment company

adopt a written code of ethics and that every access person of a registered investment

company report personal securities transactions. Applicants request an exemption from the

provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they

are unnecessary and burdensome as applied to the Partnerships. The relief requested will

extend only to entities within the BlackRock Group and is not requested with respect to any

Unaffiliated Subadviser or Advisory Person.

14.   Applicants request an exemption from the requirements in sections 30(a),

30(b), and 30(e) of the Act, and the rules under those sections, that registered investment

companies prepare and file with the Commission and mail to their shareholders certain

periodic reports and financial statements. Applicants contend that the forms prescribed by

the Commission for periodic reports have little relevance to a Partnership and would entail

administrative and legal costs that outweigh any benefit to the Limited Partners of the

Partnership. Applicants request relief to the extent necessary to permit each Partnership to report annually to its Limited Partners. Applicants also request an exemption from section 30(h) of the Act to the extent necessary to exempt (i) the General Partner and Investment Adviser of each Partnership, (ii) directors, officers, or any affiliated persons of the General Partner and Investment Adviser, (iii) the members of any Investment Committee or board of managers or directors of a Partnership, (iv) any other persons who may be deemed to be members of an advisory board of a Partnership, and (v) any BlackRock Group entity or other Limited Partner who may be deemed to be a beneficial owner of 10% or greater of the outstanding securities of a Partnership, from filing Forms 3, 4, and 5 under section 16(a) of the 1934 Act with respect to their ownership of Interests. Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

15.   Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each Partnership will comply will rule 38a-1(a), (c) and (d), except that (a) because the Partnership does not have a board of directors, the board of directors of the General Partner will fulfill the responsibilities assigned to the Partnership's board of directors under the rule, (b) because the board of directors or other governing body of the General Partner does not have any disinterested members, approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained, and (c) because the board of directors or other governing body of the General Partner does not have any independent members, the Partnerships will comply with the requirement in rule 38a-1(a)(4)(iv) that

the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the General Partner as constituted.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction otherwise prohibited by section 17(a) or section 17(d) and rule 17d-1 to which a Partnership is a party (the "Section 17 Transactions") will be effected only if the General Partner determines that:

(a)   the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Partnership and the Partners and do not involve overreaching of such Partnership or its Partners on the part of any person concerned; and

(b)   the Section 17 Transaction is consistent with the interests of the Partnership and the Partners, such Partnership's organizational documents and such Partnership's reports to its Partners.

In addition, the General Partner will record and preserve a description of all Section 17 Transactions, the General Partner's findings, the information or materials upon which the General Partner's findings are based and the basis for such findings. All such records will be maintained for the life of the Partnership and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.   The General Partner will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Partnership, or any affiliated person of such a person, promoter or principal underwriter.

3.   The General Partner will not cause the funds of any Partnership to be invested in any investment in which a "Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Partnership and a Co-Investor are participants, unless prior to such investment any such Co-Investor agrees, prior to disposing of all or part of its investment, to: (a) give the General Partner sufficient, but not less than one day's, notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment unless the Partnership has the opportunity to dispose of the Partnership's investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term "Co-Investor" with respect to any Partnership means any person who is: (a) an "affiliated person" (as defined in section 2(a)(3) of the Act) of the Partnership (other than a BlackRock Third Party Fund); (b) the BlackRock Group (except when a BlackRock Group entity co-invests with a Partnership and a BlackRock Third Party Fund pursuant to a contractual obligation to the BlackRock Third Party Fund); (c) an officer or director of a BlackRock Group entity; (d) an entity (other than a BlackRock Third Party Fund) in which the BlackRock Group acts as a general partner or has a similar capacity to control the sale or other disposition of the entity's securities. The restrictions contained in this

condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of the Co-Investor, including step or adoptive relationships, or a trust or other investment vehicle established for any Co-Investor or any such family member; or (c) when the investment is comprised of securities that are (i) listed on a national securities exchange registered under section 6 of the 1934 Act; (ii) NMS stocks, pursuant to section 11A(a)(2) of the 1934 Act and rule 600(b) of Regulation NMS thereunder; (iii) government securities as defined in section 2(a)(16) of the Act; (iv) "Eligible Securities" as defined in rule 2a-7 under the Act, or (v) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.   Each Partnership and its General Partner will maintain and preserve, for the life of such Partnership and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Limited Partners in such Partnership, and each annual report of such Partnership required to be sent to such Limited Partners, and agree that all such records will be subject to examination by the Commission and its staff. Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5.   Within 120 days after the end of the fiscal year of the Partnership or as soon as practicable thereafter or, in the case of a Partnership that is a fund of funds, within 180 days after the end of the fiscal year of the Partnership, the General Partner of each Partnership will send to each Limited Partner in such Partnership who had an interest in any capital account of the Partnership, at any time during the fiscal year then ended, Partnership financial statements audited by the Partnership's independent accountants, except in the case of a Partnership formed to make a single Portfolio Investment. In such cases, financial statements will be unaudited, but each Limited Partner will receive financial statements of the single Portfolio Investment audited by such entity's independent accountants. At the end of each fiscal year and at other times as necessary in accordance with customary practice, the General Partner will make a valuation or have a valuation made of all of the assets of the Partnership as of the fiscal year end. In addition, as soon as practicable after the end of each tax year of a Partnership, the General Partner of such Partnership will send a report to each person who was a Limited Partner in such Partnership at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Limited Partner of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.

6.   If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of the BlackRock Group (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not

participate in the Partnership's determination of whether or not to effect the purchase or

sale.

       For the Commission, by the Division of Investment Management, under delegated authority.

                                        Kevin M. O'Neill
                                        Deputy Secretary